

January 14, 2026

Garry Neil
Chief Executive Officer
Avalo Therapeutics, Inc.
1500 Liberty Ridge Drive, Suite 321
Wayne, PA 19087

> **Re: Avalo Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 8, 2026**
> **File No. 333-292614**

Dear Garry Neil:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Porter